Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-174739

September 25, 2012

Resource Capital Corp.

8.25% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

September 25, 2012

Issuer:	Resource Capital Corp.

Securities Offered:	8.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”). This is the initial issuance of the Series B Preferred Stock

Firm Shares:	1,000,000 shares

Option Shares:	150,000 shares

Trade Date:	September 25, 2012

Settlement and Delivery Date:	October 2, 2012 (T+5)

Public Offering Price:	$25.00 per share; $25,000,000 in aggregate (assuming the underwriters’ option is not exercised)

Underwriting Discount:	$0.7875 per share; $787,500 total (assuming the underwriters’ option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $24,212,500 total (assuming the underwriters’ option is not exercised)

Dividend Rate:	8.25% per annum of the $25.00 liquidation preference ($2.0625 per annum per share)

Dividend Payment Date:	On or about the 30th day of each January, April, July and October of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on October 30, 2012.

Dividend Record Date:	The first business day of the calendar month in which the applicable dividend payment date falls, or such other date as designated by the Issuer’s Board of Directors for the payment of dividends that is not more than 90 days nor less than 10 days prior to the dividend payment date.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to October 2, 2017, except as described below under “Special Optional Redemption” and under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes. On and after October 2, 2017, the Issuer may, at its option, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Special Optional Redemption:	In the event of a Change of Control (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, exercise its special optional redemption right to redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. To the extent that the Issuer exercises its redemption right relating to the Series B Preferred Stock, the holders of Series B Preferred Stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Conversion Rights:	Share Cap: 7.9618

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 7,961,800 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ option to purchase additional shares of Series B Preferred Stock is exercised, not to exceed 9,156,070 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	RSO PrB

CUSIP:	76120W 500

ISIN:	US76120W5004

Joint Book-Running Managers:	Deutsche Bank Securities Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

MLV & Co. LLC

Lead Manager:	JMP Securities LLC

The Issuer has filed a registration statement on Form S-3 (Registration No. 333-174739), including a base prospectus dated June 21, 2011 and a preliminary prospectus supplement, dated September 24, 2012, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836; Email: prospectus.CPDG@db.com; Telephone: (800) 503-4611. Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010; Email: newyork.prospectus@credit-suisse.com; Telephone: (800) 221-1030. J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk; Telephone: 212-834-4533. MLV & Co. LLC, 1251 Avenue of the Americas, New York, NY 10020, Attention: Randy Billhardt, Email: rbillhardt@mlvco.com; Telephone: (212) 542-5882.